EURO TUNNEL

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

1 December, 2004

RECEIVED

2004 DEC 15 A 9:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

04054120

SUPPL

Dear Sirs

82-3000   2994

RE : Eurotunnel PLC (~~82-29999~~)/Eurotunnel SA (82-~~3000)~~: Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following :

- Press release on Pierre Cardos resignation from the joint board of Eurotunnel plc.

Yours faithfully

Rani Pabla
Company Secretarial Assistant

dw 1/7

PROCESSED

JAN 07 2005

THOMSON
FINANCIAL

For immediate release
30 November 2004

Pierre Cardo resigns from Eurotunnel Joint Board

Eurotunnel obtains nomination of a Mandataire ad hoc (court-appointed representative)

This morning, several newspapers report the decision of Pierre Cardo to leave the Eurotunnel joint board (of which he has been a member since 7 April 2004).

Eurotunnel confirms that Mr Cardo sent a letter to the Chairman, Jacques Maillot, announcing his resignation as a non executive director with effect from 29 November.

***

Furthermore, Eurotunnel confirms that it has indeed requested, and obtained, from the President of the Tribunal de Commerce de Paris (the Paris commercial court), the nomination of a Mandataire *ad hoc* (court-appointed representative). The Mandataire has been appointed for an initial period of six months, which may be renewed, in order to assist the Group with the management and implementation of the operational restructuring plan known as Project DARE.

By an order dated 18 November 2004, Mme Perette Rey (the President of the Tribunal de Commerce) has nominated Maître Régis Valliot to this position. In view of the complexity of Eurotunnel's situation and the importance of what is at stake, Maître Valliot's involvement will help to bring together the various participants in the project. This nomination, at the request of Eurotunnel, is not in any way linked to an insolvency procedure.

END

Media enquiries:
Press Office, tel: + 44 (0)1303 288728 or + 44 (0)1303 288737

Investor enquiries:
Xavier Clément, tel: + 33 1 55 27 36 27

<u>News release no. 918</u>

Numéro 04/32

Le 30 novembre 2004

<u>*Diffusion immédiate*</u>

M. Cardo démissionne du Conseil Commun du groupe Eurotunnel

La direction d'Eurotunnel obtient la nomination d'un mandataire *ad hoc*

Dans plusieurs journaux ce matin, M. Pierre Cardo a fait état de sa décision de quitter le Conseil Commun du groupe Eurotunnel, au sein duquel il siégeait depuis l'assemblée du 7 avril dernier.

Eurotunnel confirme que M. Cardo a fait parvenir à M. Jacques Maillot, Président du Conseil Commun du Groupe, une lettre dans laquelle il annonce sa démission de son mandat d'administrateur, décision qui a pris effet le 29 novembre.

***

Par ailleurs, Eurotunnel confirme avoir demandé et obtenu de Madame le Président du Tribunal de commerce de Paris la désignation d'un mandataire *ad hoc*, dont la mission, d'une durée de six mois éventuellement renouvelable, consistera en substance à l'assister dans la gestion du projet de restructuration opérationnelle DARE puis dans sa mise en œuvre.

A cet effet, et par ordonnance du 18 novembre 2004, Mme Perrette Rey a nommé Me Régis Valliot. Au regard de la complexité de la situation d'Eurotunnel et de l'importance des enjeux, le concours de Me Valliot vise à fédérer les différents acteurs du projet en cours. Afin d'éviter toute confusion, il est précisé que cette nomination, qui répond à la demande d'Eurotunnel, ne s'inscrit en aucune manière dans le cadre d'une procédure collective.

<u>Contacts presse</u> :
Mady Chabrier : 01.55.27.35.43
Yves Szrama : 03.21.00.60.06

<u>Contact analystes et investisseurs</u> :
Xavier Clément : 01.55.27.36.27

La direction de la communication d'Eurotunnel reste joignable en dehors des heures ouvrables et notamment le week-end au : + 33 (0) 3 21 00 69 00

www.eurotunnel.com